October 15, 2025

Mr. David Manion

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: Mutual Fund Series Trust, File Nos. 811-21872, 333-132541

Dear Mr. Manion:

This letter responds to your additional comments with respect to the series in Mutual Fund Series Trust (the “Registrant” or the “Trust”) with a June 30 or September 30 fiscal year end (each a “Fund” and collectively, the “Funds”). The Registrant has authorized Thompson Hine LLP to submit these responses on its behalf.

Comment 6-1: For those Funds that use Mount Vernon Liquid Assets Portfolio as collateral for securities loaned, the disclosure requirements of ASC 820-10-50-6(a) were not met. Please discuss in correspondence why these requirements have not been incorporated in the most recent financial statements.

Response: The Registrant believes the requirements of ASC 820-10-50-6(a) have been satisfied and notes that the securities are exempt from ASC 820-10-50-6(a) because they are valued using NAV as a practical expedient.

Comment 8-1: As of June 30, 2024, Catalyst Enhanced Income Strategy Fund holds a number of investments that cite the US 30-day average SOFR as its base rate which was approximately 5.33%. However, the rate cited on certain GNMA, FNMA and FHLMC securities for the same period is significantly lower at 0.01%. Please address the following in correspondence:

Interest-only securities and principal-only securities typically do not have a reference rate. To the extent the Fund holds interest-only securities and principal-only securities, should they have a reference rate? If not, please ensure proper disclosure is included in future financial statements.

Response: At the outset, the Registrant clarifies its previous response to Comment 8 and has confirmed that the Catalyst Enhanced Income Strategy Fund does not hold any principal-only securities. The Fund does hold inverse interest-only securities. These securities have a reference rate as cited in the Fund’s financial statements.

If you have any questions or additional comments, please call me at (614) 469-3217.

Mr. David Manion

October 15, 2025

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng